UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Merger

On April 3, 2023 (the “Closing Date”), Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Seadrill” or the “Company”), completed its previously announced acquisition of Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), pursuant to that certain Agreement and Plan of Merger, dated December 22, 2022 (the “Merger Agreement”), by and among the Company, Aquadrill and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”). In accordance with the Merger Agreement, on the Closing Date (a) Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”), (b) each (i) common unit representing a membership interest of Aquadrill (each, an “Aquadrill Common Unit”) that was issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) was converted into the right to receive 1.41295 Seadrill common shares, par value $0.01 per share (the “Seadrill Common Shares”), (ii) Aquadrill restricted settlement unit award that was outstanding immediately prior to the Effective Time (“Aquadrill RSUs”) was cancelled in exchange for the right to receive 1.41295 Seadrill Common Shares, (iii) Aquadrill phantom appreciation right that was outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 0.70101 Seadrill Common Shares, and (iv) Aquadrill phantom common unit award that was outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 1.41295 Seadrill Common Shares, and, in each case, cash in lieu of any fractional shares that otherwise would have been issued. Certain holders of Aquadrill RSUs elected to receive cash from Aquadrill in lieu of Seadrill Common Shares pursuant to the Merger Agreement. Aquadrill paid approximately $1.33 million of cash in connection with such elections. As a result of the foregoing, and the issuance of Seadrill Common Shares pursuant to the termination of the Aquadrill sale bonus award agreement described below, Seadrill issued an aggregate of 29,866,505 Seadrill Common Shares in the Merger.

In addition, immediately prior to the Effective Time, the Sale Bonus Award Agreement, dated as of May 24, 2021, by and between Aquadrill and Steven Newman, the Chief Executive Officer and a Director of Aquadrill, was terminated and in connection with such termination at the Effective Time and in accordance with the Merger Agreement, Mr. Newman received 1,013,405 Seadrill Common Shares.

Registration Rights Agreement

On the Closing Date, certain holders of Aquadrill Common Units (the “Consenting Members”), who collectively held more than 75% of the issued and outstanding Aquadrill Common Units on the date of the Merger Agreement and delivered a Voting and Support Agreement with the Company and a written consent of the Consenting Members of Aquadrill consenting to and approving the Merger, entered into a registration rights agreement with Seadrill (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Seadrill agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of Seadrill Common Shares issued to the Consenting Members pursuant to the Merger Agreement (the “Merger Registrable Securities”).

In addition, the Registration Rights Agreement provides, among other things, that the holders of Merger Registrable Securities (or their permitted transferees) have the right to initiate, upon written request to Seadrill, (i) an unlimited number of non-marketed shelf take downs and (ii) up to four underwritten offerings (including any block trade) during any 12-month period (and no more than one underwritten offering in any 90-day period), and the Merger Registrable Securities proposed to be sold and such underwritten offerings must be reasonably anticipated to have an aggregate offering price of at least $20 million. Generally, Seadrill is required to provide notice of such request to all holders of Merger Registrable Securities who may, in certain circumstances, participate in the registration.

Subject to certain exceptions, if at any time Seadrill proposes to register an offering of Seadrill Common Shares or conduct an underwritten offering, whether or not for Seadrill’s own account, then Seadrill must notify each holder of Merger Registrable Securities of such proposal to allow each holder to include a specified number of their Merger Registrable Securities in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, including, among others, the right of the underwriters to limit the number of shares to be included in a registration and Seadrill’s right to delay or withdraw a registration statement under certain circumstances. Seadrill will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement (excluding any underwriting discounts, commissions or fees in connection with a sale of the Merger Registrable Securities), regardless of whether a registration statement is filed or becomes effective.

The foregoing description of the Registration Rights Agreement is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Director Appointments

Following the closing of the Merger and in accordance with the process provided for in the Merger Agreement, the Board of Directors of Seadrill (the “Seadrill Board”) appointed Harry Quarls and Jonathan Swinney to fill the two new positions on the Seadrill Board that were approved at Seadrill’s annual general meeting of shareholders on March 21, 2023. Each of Messrs. Quarls and Swinney will serve as a director of Seadrill until the earlier of the next annual general meeting of the shareholders of Seadrill, such person’s resignation, death or removal or until such person’s successor is duly elected or appointed in accordance with Seadrill’s organizational documents.

Each of Messrs. Quarls and Swinney may receive compensation for his services on the Seadrill Board as determined by the Seadrill Board following the Effective Time. In connection with their appointment to the Seadrill Board, each of Messrs. Quarls and Swinney will enter into Seadrill’s standard indemnity agreement for officers and directors.

Additional information relating to the new directors is set forth below:

Mr. Quarls, age 70, currently serves as chairman of the board for CHC Helicopter, Key Energy Services and Mesquite Energy. Mr. Quarls previously served as chairman of the board for EP Energy, Sunrise Oil & Gas, Penn Virginia Corporation, SH 130 Concessions Company, Trident Resources Corp, Woodbine Acquisition Corp, and US Oil Sands Corp. Mr. Quarls also served as a director and chairman of the strategic alternatives committee for Gastar Exploration Inc and Rosehill Resources. He has also been a director for FlexSteel Pipe Fairway Resources, PetroQuest Energy, GreenRock Energy and Opal Resources. Mr. Quarls served as a Managing Director at Global Infrastructure Partners, leading their efforts in North American energy midstream investments. Additionally, Mr. Quarls served as Managing Director and practice leader for Global Energy as well as a member of the board of directors at Booz & Company, a leading international management consulting firm. With over 40 years of energy experience, Mr. Quarls brings considerable strategic, financial, transactional, and energy investing experience. Mr. Quarls has experience with both public and private companies, and extensive experience working with investor-controlled entities. Mr. Quarls holds BS and ScM degrees in Chemical Engineering from Tulane University and MIT, respectively. He also holds an MBA from Stanford University.

Mr. Swinney, age 57, served as the founding Chief Financial Officer of EnQuest PLC from 2010 until 2022, where he led a number of asset acquisitions and major capital markets transactions. Mr. Swinney also served as the head of Mergers and Acquisitions of Petrofac Limited before joining EnQuest PLC and previous to that worked as Managing Director of Lehman Brothers (London) and as Director, Equity Capital Markets of Credit Suisse First Boston (London). Mr. Swinney has developed a wide breadth of experience in the oil and gas sector, and synergizes his industry experience with a deep knowledge of corporate financial processes. Mr. Swinney is a chartered accountant and a qualified solicitor, and holds an LPC with distinction from the College of Law, and a BSc with honors from Southampton University.

Other Information

On April 3, 2023, the Company issued a press release relating to the closing of the Merger, a copy of which is attached hereto as Exhibit 99.1.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct operations from shallow to ultra-deepwater environments.

ITEM 2. EXHIBITS

Exhibit No.	Description

10.1*	Registration Rights Agreement, by and among Seadrill Limited and the Holders thereto, dated as of April 3, 2023.

99.1	Press Release dated April 3, 2023.

*	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) and will be provided to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: April 3, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)